FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: July 24, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-13 July 24, 2003

SECOND QUARTER 2003 FINANCIAL RESULTS
NET INCOME $1.8 M ($0.01 PER SHARE)
(all figures in United States dollars unless otherwise indicated)

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to announce the Company’s Unaudited Second Quarter 2003 Financial Results.

Highlights

•	2Q Net Income $1.8 M (Six months Net Income $4.4 M)
•	Environmental Positive Certificate received for Kisladag Gold Project
•	São Bento performing to plan
•	São Bento shaft deepening programme progressing

Financial Results

The Company reported its Second Quarter 2003 Unaudited Financial Results with net income for the quarter amounting to a profit of $1.8 M ($0.01 per share) and six months of $4.4 M ($0.02 per share) compared to $2.3 M ($0.02) in the second quarter of 2002 and $2.1 M ($0.02 per share) in the first six months of 2002. Second quarter 2003 positive results were mainly a gain of foreign exchange of $2.5 M compared to a gain of $0.1 M in the second quarter of 2002. The six months 2003 gain on foreign exchange of $4.7 M compared to loss of $0.1 M in the first six months of 2002 is a result of the strengthening of the Canadian dollar versus the US dollar. Eldorado currently holds $41.4 M in cash, of this amount 84% is held in Canadian dollars.

Second quarter 2003 gold revenues were $9.0 M compared to $10.4 M for the second quarter of 2002. The decreased revenues are the result of the sale of 24,368 ounces of gold at a realized price of $344 per ounce (excluding a total hedging gain of $634) compared to sale of 31,376 of gold at a realized price of $303 per ounce (excluding a total hedging gain of $868 in 2002). Six months 2003 gold revenues were $18.2 M compared to $15.4 M for the first six months of 2002. The increased revenues is the result of the sale of 48,222 ounces of gold at a realized price of $350 per ounce (excluding a total hedging gain of $1.3 M) compared to a sale of 45,168 ounces of gold at a realized price of $300 per ounce (excluding a total hedging gain of $1.8 M in 2002).

The Company benefited from the São Bento mine autoclaves operating at normal capacity after the completion of a scheduled maintenance of the #1 autoclave during the first quarter of 2003. Cash flow for the second quarter of 2003 was $0.1 M compared to $1.0 M in the second quarter of 2002.

The São Bento Mine, Brazil (“São Bento”)

In the second quarter 2003 São Bento produced 26,772 ounces of gold at cash operating cost of $230 per ounce compared to the 27,702 ounces at a cash operating cost of $195 in the second quarter of 2002. Contributing to lower production in 2003 was the slower than planned advancement of the ramp development resulting in a reduced ore contribution from development. Contributing to the higher cash costs was the 19% appreciation of the Brazilian Real since the beginning of the year.

Our decision in April to deepen the shaft combined with the appreciation of the Brazilian Real will impact our scheduled production during the next two years. We have revised our 2003 and 2004 production and cost forecasts to 95,000 ounces with cash costs of $230 per ounce. The second quarter performance is consistent with this revision.

We have completed approximately 6,490 meters of the 12,000 meters underground exploration and infill drilling programme designed to both extend and upgrade São Bento’s resource base. At mid year our underground exploration and definition drilling program remain on schedule with 6,500 meters completed of the 12,000 meters planned for the year.

The Kisladag Gold Project, Turkey (“Kisladag”)

The Environmental Impact Assessment report on our 100% owned Kisladag Gold Project located in western Turkey was accepted by the Turkish Ministry of Environment (“MOE”) in early June. The MOE granted the Environmental Positive Certificate (“EPC”) to our wholly owned Turkish subsidiary Tûprag Metal Madencilik Sananyi Ve Ticaret Limited at the end of June. With the timely receipt of the EPC we continue to anticipate a construction decision in the fourth quarter of 2003. We are drilling on the project with the objective to upgrade inferred resources within the existing pit design.

The Company is pleased to announce the appointment of Mr. Berne Jansson as General Manager, Kisladag Project effective September 1, 2003. Mr. Jansson is a mining engineer with thirty years of construction and operation experience drawn from work in Europe, Africa, North and South America and the Middle East.

Corporate Development

Gold Fields Limited (“Gold Fields”) confirmed on June 20, 2003 that it has divested of its entire shareholding in Eldorado Gold. The Company considers Gold Fields’ divested shares to be widely held.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact: Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com

Eldorado Gold Corporation Consolidated Balance Sheets (Expressed in thousands of U.S. dollars)	June 30, 2003	June 30, 2002	December 31, 2001

	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$ 41,438	$ 8,266	$ 37,627
Restricted cash	--	1,008	--
Accounts receivable	2,259	3,740	1,380
Inventories	6,193	5,890	5,866

	49,890	18,904	44,873

Property, plant and equipment	61,826	64,696	62,103
Mineral properties and deferred development	34,372	31,428	32,958
Investments and advances	158	125	108
Other assets and deferred charges	66	1,098	90

	$ 146,312	$ 116,251	$ 140,132

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 8,010	$ 9,119	$ 8,225
Current portion of long term debt	--	2,650	--

	8,010	11,769	8,225

Provision for reclamation costs	3,467	3,467	3,467
Deferred gain	642	3,708	1,957
Future income taxes	234	196	196
Convertible debentures	6,882	6,719	6,796
Long term debt	--	950	--

	19,235	26,809	20,641

SHAREHOLDERS' EQUITY
Share capital (Note 4)	369,207	334,372	366,046
Shares to be issued for convertible debentures	--	1,706	--
Equity portion of convertible debentures	1,094	1,094	1,094
Deficit	(243,224)	(247,730)	(247,649)

	127,077	89,442	119,491

	$ 146,312	$ 116,251	$ 140,132

Approved by the Board /s/ Paul N. Wright Paul N. Wright Director	Approved by the Board /s/ Robert R. Gilmore Robert R. Gilmore Director

Eldorado Gold Corporation Consolidated Statements of Operations and Deficit (Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

	(Unaudited)	(Note 3) (Unaudited)	(Unaudited)	(Note 3) (Unaudited)

Revenue
Gold sales	$ 9,022	$ 10,375	$ 18,188	$ 15,371
Interest and other income	326	1,977	608	3,136

	9,348	12,352	18,796	18,507

Expenses
Operating costs	5,785	6,217	10,835	8,850
Depletion, depreciation and amortization	2,474	2,440	4,948	4,883
General and administrative	991	724	2,029	1,403
Exploration expense	370	149	620	268
Interest and financing costs	188	321	380	710
Conversion of convertible debenture	--	(463)	--	(463)
Foreign exchange (gain) loss	(2,469)	(78)	(4,736)	87

	7,339	9,310	14,076	15,738

Profit before the undernoted items	2,009	3,042	4,720	2,769

Loss on disposals of property, plant and equipment	--	(196)	--	(196)
Write down of investments and advances	(94)	--	(94)	--

Profit before income taxes	1,915	2,846	4,626	2,573
Taxes
Current	(83)	(498)	(201)	(518)

Net income for the period	$ 1,832	$ 2,348	$ 4,425	$ 2,055

Deficit at the beginning of the period:
As previously reported	(245,056)	(250,078)	(247,649)	(249,375)
Change in accounting policy (Note 3)	--	--	--	(410)

As restated	$ (245,056)	$ (250,078)	$ (247,649)	$ (249,785)

Deficit at the end of the period	$ (243,224)	$ (247,730)	$ (243,224)	$ (247,730)

Weighted average number
of shares outstanding	212,756,916	136,698,457	211,364,448	119,695,228

Basic Income per share - U.S.$	$ 0.01	$ 0.02	$ 0.02	$ 0.02

Basic Income per share - CDN.$	$ 0.01	$ 0.03	$ 0.03	$ 0.03

Diluted Income per share - U.S.$	$ 0.01	$ 0.02	$ 0.02	$ 0.02

Eldorado Gold Corporation Consolidated Statements of Cash Flows (Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

	(Unaudited)	(Note 3) (Unaudited)	(Unaudited)	(Note 3) (Unaudited)

Cash flows from operating activities
Net income for the period	$ 1,832	$ 2,348	$ 4,425	$ 2,055
Items not affecting cash
Depletion, depreciation and amortization	2,474	2,440	4,948	4,883
Loss on disposals of property, plant and equipment	--	196	--	196
Interest and financing costs	41	50	86	100
Gain on conversion of convertible debenture	--	(463)	--	(463)
Write down of investments and advances	94	--	94	--
Amortization of hedging gain	(635)	(868)	(1,315)	(1,837)
Amortization of financing fees	--	23	--	50
Foreign exchange (gain) loss	(3,059)	479	(5,489)	490

	747	4,205	2,749	5,474
(Increase) in accounts receivable	(832)	(2,063)	(879)	(775)
(Increase) decrease in inventories	(334)	896	(327)	(449)
(Decrease) Increase in accounts payable and accrued liabilities	545	(2,056)	(215)	(2,591)

	126	982	1,328	1,659

Cash flow from investing activities
Property, plant and equipment	(2,741)	(1,440)	(4,647)	(2,964)
Proceeds from disposals of property, plant and equipment	--	50	--	50
Mineral properties and deferred development	(619)	(498)	(1,414)	(755)
Investments and advances	(136)	--	(136)	--
Restricted cash	--	(3)	--	(533)

	(3,496)	(1,891)	(6,197)	(4,202)

Cash flow from financing activities
Repayment of long-term debt	--	(2,845)	--	(11,354)
Issue of common shares:
Voting - for cash	158	3,120	3,161	17,998
Other assets and deferred charges	--	--	--	(114)

	158	275	3,161	6,530

Foreign exchange gain (loss) on cash held in foreign currency	3,079	(469)	5,519	(473)

Net Increase (decrease) in cash and cash equivalents	(133)	(1,103)	3,811	3,514

Cash and cash equivalents at beginning of the period	41,571	9,369	37,627	4,752

Cash and cash equivalents at end of the period	$ 41,438	$ 8,266	$ 41,438	$ 8,266

Supplemental cash flow information
Interest paid	$ 295	$ 431	$ 295	$ 555

Income tax paid	$ 5	$ 39	$ 15	$ 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

1.    Nature of Operations

Eldorado Gold Corporation (“Eldorado”, “the Company”) is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and exploration activities are carried on in Brazil and Turkey.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.    Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings or loss per common share is calculated using the weighted average number of common shares outstanding during each period. Diluted earnings or loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use the proceeds to purchase its common shares at their average market price during the period.

3.    Change in Accounting Policy

The Company has changed its method of recording revenue to recording sales when the goods have been delivered and title passes to the purchaser. Previously the Company recorded revenue on a production basis at the net realized value of doré sales. The Company has applied the changes retroactively and prior periods have been restated. The effects of the restatement are presented below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

3.    Change in Accounting Policy (continued)

Income Statement	Three months ended		Six months ended

	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

	(Unaudited)	(Note 3) (Unaudited)	(Unaudited)	(Note 3) (Unaudited)

Revenue before change	$9,022	$ 9,279	$18,188	$ 15,215
Change in accounting policy	--	1,096	--	156

Revenue after change	$9,022	$10,375	$18,188	$ 15,371

Operating costs before change	$5,785	$ 5,570	$10,835	$ 8,466
Change in accounting policy	--	647	--	384

Operating costs after change	$5,785	$ 6,217	$10,835	$ 8,850

Net Income before change	$1,832	$ 1,899	$ 4,425	$ 2,283
Change in accounting policy	--	449	--	(228)

Net Income after change	$1,832	$ 2,348	$ 4,425	$ 2,055

Basic income per share before change - U.S.$	0.01	0.02	0.02	0.02
Change in accounting policy	--	--	--	--

Basic income per share after change - U.S.$	0.01	0.02	0.02	0.02

Diluted income per share before change - U.S.$	0.01	0.02	0.02	0.02
Change in accounting policy	--	--	--	--

Diluted income per share after change - U.S.$	0.01	0.02	0.02	0.02

Balance Sheet	June 30, 2003	June 30, 2002	Dec. 31, 2002
	(Unaudited)	(Unaudited)

Accounts receivable before change	$2,259	$ 4,366	$ 3,513
Change in accounting policy	--	(626)	(2,133)

Accounts receivable after change	$2,259	$ 3,740	$ 1,380

Inventories before change	$6,193	$ 5,902	$ 4,923
Change in accounting policy	--	(12)	943

Inventories after change	$6,193	$ 5,890	$ 5,866

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

4.    Share Capital

(a)      Authorized and Issued Share Capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. The details of the common shares issued and outstanding are as follows:

2003	Shares Issued	Amount

Shares at beginning of the year	206,204,010	$ 366,046
Shares for exercised stock options	1,402,500	313
Shares for cash consideration - Warrants	5,314,691	2,889
Shares issue costs for cash consideration - Financing	--	(41)

Shares at June 30, 2003	212,921,201	$ 369,207

(b)     Share option plan

Effective January 1, 2002, the Company adopted the new standard for accounting for Stock based Compensation.

As at June 30, 2002, the Company has a share option plan as described below. No compensation expense is recognized for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Stock option plan

The Company established a share purchase option plan (‘the Plan”) in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the terms and status of Company’s outstanding options at June 30, 2003 and the changes for the period ending on that date is presented below:

	Six month ended June 30, 2003

Options	Outstanding Options	Weighted average exercise price – Cdn.$

Outstanding at the beginning of the period	4,425,000	0.58
Granted	1,460,000	2.01
Exercised	(1,402,500)	0.34

Outstanding at the end of the period	4,482,500	1.12
Options exercisable at period end	4,180,833	1.08

The following table summarizes information about share options granted during the six months ended June 30, 2003.

Options granted – shares	Weighted average exercise price – Cdn.$

660,000	1.96
100,000	2.25
400,000	2.13
300,000	1.90

1,460,000	2.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

4.    Share Capital (continued)

Stock Options

Range of Exercise Price – Cdn.$	Number Outstanding At June 30, 2003	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price – Cdn.$

0.40 to 0.40	350,000	0.48	0.40
0.50 to 0.65	695,000	0.89	0.54
0.70 to 0.80	110,000	1.99	0.71
0.24 to 0.51	240,000	3.18	0.31
0.70 to 1.46	1,627,500	3.74	0.86
1.90 to 2.25	1,460,000	4.62	2.01

0.24 to 2.25	4,482,500	3.26	1.12

Warrants

Range of Exercise Price – Cdn.$	Number Outstanding At June 30, 2003	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price – Cdn.$

2.00 to 2.00	14,271,675	0.48	2.00

Had the company determined compensation costs on this Plan based on the fair value at the grant dates for those share options, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Net income (loss) for the period	As reported	$ 4,425
	Pro Forma	$ 4,293

Basic earnings per share	As reported	$ 0.02
	Pro Forma	$ 0.02

Diluted earnings per share	As reported	$ 0.02
	Pro Forma	$ 0.02

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a)	average risk-free interest rate	4.22%
b)	expected life	5 years
c)	expected volatility	50%
d)	expected dividends	nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

5.     Segmented Information

All of Eldorado’s operations are related to the gold mining industry. In 2003 and 2002 Eldorado had one producing mine, São Bento, and had assets located in North America, South America, Turkey and Australia.

	Three months		Six months
	ended June 30 2003 (unaudited)	ended June 30 2002 (unaudited)	ended June 30 2003 (unaudited)	ended June 30 2002 (unaudited)

Gold sales
São Bento Mine	$ 9,022	$ 10,375	$ 18,188	$ 15,371

	9,022	10,375	18,188	15,371

Operating costs
São Bento Mine	5,785	6,217	10,835	8,850

	5,785	6,217	10,835	8,850

Depletion, depreciation and amortization
São Bento Mine	2,457	2,262	4,915	4,524

	2,457	2,262	4,915	4,524

Corporate expenses, net of interest and other income	1,599	1,295	2,902	1,040
Exploration expense	(370)	(149)	(620)	(268)
Loss on disposals of property, plant and equipment	--	(196)	--	(196)
Write down of investments and advances	(94)	--	(94)	--

Profit before income taxes	1,915	2,846	4,626	2,573

Taxes
Current	(83)	(498)	(201)	(518)

Net income for the period	$ 1,832	$ 2,348	$ 4,425	$ 2,055

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

5.     Segmented Information (continued)

	Three months ended		Six months ended
	June 30 2003 (unaudited)	June 30 2002 (unaudited)	June 30 2003 (unaudited)	June 30 2002 (unaudited)

Revenues by geographic area
North America	$ 291	$ 76	$ 510	$ 111
South America	9,056	12,276	18,255	18,396
Turkey	1	--	31	--

	$ 9,348	$ 12,352	$ 18,796	$ 18,507

Net income (loss) by geographic area
North America	$ 2,007	$ (362)	$ 3,336	$(1,417)
South America	84	2,850	1,537	3,759
Turkey	(230)	(124)	(400)	(260)
Australia	(29)	(16)	(48)	(27)

	$ 1,832	$ 2,348	$ 4,425	$ 2,055

	Six months ended June 30 2003 (unaudited)	Six months ended June 30 2002 (unaudited)	December 31 2002

Segment assets
São Bento Mine	$ 73,841	$ 76,934	$ 73,406

Total assets for reportable segments	73,841	76,934	73,406
Mineral properties and deferred development	34,372	31,428	32,958
Other	38,099	7,889	33,768

	$146,312	$116,251	$140,132

Assets by geographic area
North America	$ 36,885	$ 7,319	$ 33,023
South America	74,020	77,068	73,637
Turkey	35,400	31,857	33,468
Australia	7	7	4

	$146,312	$116,251	$140,132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

6.     Supplementary Cash Flow Information

	Six months ended June 30 2003 (unaudited)	Six months ended June 30 2002 (unaudited)

Financing activities

Long term debt backend fees accrual	$ --	$ (106)
Increase in long term debt	--	106
Interest accrual on convertible debentures	86	100
Convertible debentures	(86)	1,763
Gain on conversion of debenture	--	(463)
Shares to be issued for convertible debenture	--	(1,706)
Equity portion of convertible debenture	--	306

	$ --	$ --

7.     Commitments and Contingencies

Interest on withholding taxes

São Bento Mineraçao may have a liability relating to interest and penalties on accrued but unpaid withholding tax on gold loans. The Company believes there are no grounds to the claim and will defend its position vigorously. If an unfavorable ruling were to occur the Company estimates the liability to be a maximum of $1,100.

PRODUCTION HIGHLIGHTS 1

	First Quarter 2003	Second Quarter 2003	Second Quarter 2002	First Six Months 2003	First Six Months 2002

Gold Production
Ounces produced	21,831	26,772	27,702	48,603	44,664
Cash Operating Cost ($/oz)	215	230	195	223	184
Total Cash Cost ($/oz)2	222	237	201	230	190
Total Production Cost ($/oz)3	330	343	296	337	301

São Bento Mine, Brazil
Ounces produced	21,831	26,772	27,702	48,603	44,664
Tonnes to Mill	92,104	94,497	96,519	186,601	185,861
Grade (grams / tonne)	9.55	8.95	9.23	9.25	9.53
Cash Operating Cost ($/oz)	215	230	195	223	184
Total Cash Cost ($/oz)2	222	237	201	230	190
Total Production Cost ($/oz)3	330	343	296	337	301

Gold Sold
Ounces sold	23,854	24,368	31,376	48,222	45,168
Realized Price ($/oz) 4	356	344	303	350	300

1      Cost figures calculated in accordance with Gold Institute Format
2      Cash Operating Costs plus royalties and the cost of off-site administration.
3      Total Cash Cost plus depreciation, amortization and reclamation.
4      Excludes amortization of deferred gain.

Management Discussion and Analysis
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Eldorado Gold Corporation (“Eldorado”, the “Company” or “we”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Outlook

The Company has completed the feasibility study and received the Environmental Positive Certificate for its Kisladag Gold Project. The Project has been planned as a conventional open pit, heap leach gold mine, constructed and operated in two successive Phases. A mine production rate of 5 million tonnes per annum (“Mtpa”) of ore has been set for the first four years of the mine’s life (“Phase I”). Annual ore production will increase to 7.5 Mtpa in year 5 and to 10 Mtpa the following year, remaining at that level until the end of the mine life (“Phase II”). Flexibility exists within the construction design to accelerate the increase to 10 Mtpa if desired. Contract mining has been planned for Phase I. Eldorado will take over mining operations prior to a production increase planned for Phase II. The estimated capital costs for construction and sustaining the operations over the life of the mine are initial capital of $54.4 million, expansion capital of $39.4 million and sustaining capital of $37.2 million. The Company will continue to complete the tasks necessary to enable construction to commence by year-end including permitting, land acquisition and arranging the optimum-financing package for the project. We continue to examine alternatives to optimize the construction schedule in completing Phase I and II in order to maximize the project’s financial return.

In April 2003 the Company committed to the capital program of deepening its existing shaft at the Sao Bento mine by approximately 370 meters at an estimated cost of $12.0 million. This investment will be financed from Sao Bento’s internally generated cash flow. The investment is vital to ensure the extended profitability of the mine and provide the opportunity to further extend resources and mine life at depth. Preparations for the shaft deepening are underway with completion targeted for December 2004. Activities associated with the Shaft Deepening in 2003 and 2004 will impact the mine’s underground ability to maximize ore delivery until the deepened shaft is complete.

The Company is forecasting to produce 95,000 ounces of gold at cash cost of $230 per ounce for 2003 from our Sao Bento Mine.

Second Quarter 2003 Financial Performance

Eldorado’s unaudited net income for the second quarter of 2003 was a profit of $1,832 ($0.01 per share) compared to $2,348 ($0.02 per share) in the second quarter of 2002. The Company’s positive financial results for the second quarter of 2003 was mainly driven by a gain of $2,469 in foreign exchange compared to gain on foreign exchange of $78 in the second quarter of 2002. The gain on foreign exchange is a result of the Canadian dollar strengthening versus the US dollar. At June 30, 2003, Eldorado held $41,438 in cash; of this amount 84% is held in Canadian dollars. As the Canadian dollar has strengthened against the US dollar over the past quarter, a favorable gain has occurred. We believe the Canadian dollar has strengthened sufficiently to warrant a reduction of our Canadian dollar exposure. During the third quarter we plan to reduce this exposure.

For the second quarter 2003 gold revenues were $9,022 compared to $10,375 for the second quarter of 2002. The decreased revenues are the result of the sale of 24,368 ounces of gold at a realized price of $344 per ounce (excluding a total hedging gain of $634) compared to sale of 31,376 ounces of gold at a realized price of $303 per ounce (excluding a total hedging gain of $868 in 2002).

Eldorado’s unaudited net income for the first six months of 2003 was a profit of $4,425 ($0.02 per share) compared to $2,055 ($0.02 per share) in the first six months of 2002. The Company’s positive financial results for the six months of 2003 was mainly driven by a gain of $4,736 in foreign exchange compared to loss on foreign exchange of $87 in the first six months of 2002. The gain on foreign exchange is a result of the Canadian dollar strengthening versus the US dollar.

For the first six months 2003 gold revenues were $18,188 compared to $15,371 for the first six months of 2002. The increase in revenues is the result of the sale of 48,222 ounces of gold at a realized price of $350 per ounce (excluding a total hedging gain of $1,315) compared to sale of 45,168 ounces of gold at a realized price of $300 per ounce (excluding a total hedging gain of $1,837 in 2002).

The Company benefited from the Sao Bento mine autoclaves operating at normal capacity after the completion of a scheduled maintenance of the #1 autoclave during the first quarter of 2003.

São Bento

In the second quarter of 2003, Sao Bento Mine produced 26,772 ounces of gold at total cash cost of $237/oz. compared to 27,702 ounces at a total cash cost of $201/oz. in the second quarter of 2002. After completion of the scheduled maintenance of the #1 autoclave in the first quarter of 2003 the Sao Bento mine returned to similar levels of production achieved in the second quarter of 2002. Contributing to lower production in 2003 was the lower than expected advancement of the ramp development. However, given the appreciation of the Brazilian currency, the Real, during 2003 our cash costs were 18% higher than in the second quarter of 2002 ($230 vs. $195/oz). The Real closed the first half of 2003 trading at 2.87 per US dollar, which represents an appreciation of 19% since the beginning of the year.

Given the appreciation of the Brazilian currency and our announcement on April 2, 2003 of our decision to deepen the shaft, which will have an impact on our production schedule during the next two years, the Company revised its production and cost forecast for

Management Discussion and Analysis
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

2003 and 2004. The new forecast calls for a gold production of 95,000 oz in 2003 with cash costs of $230/oz. Similar levels of production and cash costs are expected for 2004.

Thousands of U.S. dollars except share amounts
	2nd Quarter 2003	2nd Quarter 2002	Six Months 2003	Six Months 2002

Gold Revenue	$9,022	$10,375	$18,188	$15,371
Net Income (loss)	$1,832	$ 2,348	$ 4,425	$ 2,055
Net Income per share (loss)	$ 0.01	$ 0.02	$ 0.02	$ 0.02
Cash Flow from operations	$ 126	$ 982	$ 1,328	$ 1,659

Interest and other income decreased by $1,651 over the second quarter of 2002, a result of recording $1,900 of cash received from the autoclave insurance refund in 2002 offset by higher interest income in 2003.

Production São Bento Mine

Production Highlights (All figures in U.S. Dollars)

	2nd Quarter 2003	2nd Quarter 2002	Six Months 2003	Six Months 2002

Gold Production
Ounces	26,772	27,702	48,603	44,664
Cash Operating Cost ($/oz)	230	195	223	184
Total Cash Cost ($/oz)	237	201	230	190
Total Production Cost ($/oz)	343	296	337	301

Sao Bento Mine, Brazil
Ounces	26,772	27,702	48,603	44,664
Ore tonnes	94,497	96,519	186,601	185,861
Grade (grams/tonne)	8.95	9.23	9.25	9.53
Cash Operating Cost ($/oz)	230	195	223	184
Total Cash Cost ($/oz)	237	201	230	190
Total Production Cost ($/oz)	343	296	337	301

Gold Sold
Ounces	24,368	31,376	48,222	45,168
Realized Price ($/oz)	344	303	350	300

Gold production in the second quarter of 2003 for the São Bento mine was 26,772 ounces. This compares to second quarter 2002 gold production at São Bento of 27,702 ounces. Contributing to lower production in 2003 was the lower than expected advancement of the ramp development.

In the second quarter of 2003 São Bento mined 94,497 tonnes of ore at a grade of 8.95 grams per tonne. This compares to 96,519 tonnes of ore in the second quarter of 2002 at a grade of 9.23 grams per tonne. Approximately 12,000 tonnes of ore that remained in above ground inventory at the end of the first quarter of 2003 have been processed. This translated in an increase of $15/oz in cash costs in the second quarter of 2003 compared to $12/oz in cash costs in the second quarter of 2002.

Second quarter 2003 total cash costs at São Bento were $237 per ounce compared to $201 per ounce in 2002. Higher cash costs were due mainly to the appreciation of the Brazilian currency.

Gold production in the first six months of 2003 for the São Bento mine was 48,603 ounces. This compares to first six months 2002 gold production at São Bento of 44,664 ounces. Higher gold production in the first six months of 2003 was due to higher availability of the autoclaves when compared to 2002. During the first quarter of 2002 the #2 autoclave was shut down for an extended period of time for the execution of a repair in its steel vessel.

In the first six months of 2003 São Bento mined 186,601 tonnes of ore at a grade of 9.25 grams per tonne. This compares to 185,861 tonnes of ore in the first six months of 2002 at a grade of 9.53 grams per tonne. A decrease in above ground ore inventory

Management Discussion and Analysis
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

in the first six months of 2003 caused an increase of $2/oz in cash costs, which compares to an increase in inventory in the first six months 2002 causing a decrease $14/oz in cash costs at that time.

First six months 2003 total cash costs at São Bento were $230 per ounce compared to $190 per ounce in 2002. The appreciation of the Brazilian currency in 2003 accounted for most of this difference. From January to June 2003 the Real appreciated by 19%.

Consolidated Gold Production Cost per Ounce

	2nd Quarter 2003	2nd Quarter 2002	Six Months 2003	Six Months 2002

Direct mining expenses	$ 210	$ 193	$ 214	$ 216
Inventory change	15	12	2	(14)
Third party smelting, refining and transportation	4	4	5	3
Vancouver Costs	2	1	3	3
By-product credits	(1)	--	(1)	--
Business Interruption credit	--	(15)	--	(24)

Cash operating cost per ounce	$ 230	$ 195	$ 223	$ 184
Royalties and Production taxes	7	6	7	6

Total cash costs per ounce	$ 237	$ 201	$ 230	$ 190
Depreciation/Depletion	92	82	101	101
Exchange (Gain)/ Loss	14	13	6	10
Reclamation and mine closure	--	--	--	--

Total production costs per ounce	$ 343	$ 296	$ 337	$ 301

Kisladag

During the six months ended June 30, 2003, $1,335 was spent on the Kisladag project. On April 2, 2003 the Company announced the positive results of the Kisladag Feasibility Study prepared by Hatch Associates, Vancouver. Kisladag is planned as a 15 year open pit heap leach gold mine constructed and operated in two phases with Phase I to be 4 years at 5,000,000 tonnes per year and Phase II expanding up to 10,000,000 tonnes per year. Phase I average annual production is expected to be 143,000 ounces and Phase II average annual production expected to increase to 230,000 ounces. Phase I initial capital and working capital expenditures is budgeted at $56,700. Phase II expansion capital is budgeted at $39,400. Sustaining capital is estimated at $37,200. The cash costs are expected to be $152 per ounce over the life of the mine.

Eldorado Gold Corporation received the Environment Positive Certificate for its 100% owned Kisladag Gold Project located in western Turkey. The Certificate was granted to the Company’s wholley owned Turkish subsidiary, Tüprag Metal Madencilik Sanayi Ve Ticaret Limited (“Tüprag”), by the Turkish Ministry of Environment.

General Administration

General and administrative costs for the second quarter of 2003 were $991 (six months $2,029) compared to $724 (six months $1,403) for the second quarter of 2002 due to additional staff and increased activities in the investor relations department including the expenses of listing on the American Stock Exchange.

Exploration

Exploration costs for the second quarter of 2003 were $370 (six months $620) compared to $149 (six months $268) for the second quarter of 2002 due to increased activities in Brazil and Turkey. The Company continues its exploration program in Turkey and Brazil and is forecasting expenditures for the year in excess of $1.0 million.

Financial Condition and Liquidity

Cash flow from operating activities

Operations after changes in working capital generated cash flow of $1,328 during the six months of 2003 compared to $1,659 in the six months of 2002.

Cash flow from investing activities

Investing activities were $6,197 in the six months of 2003 compared to $4,202 in the six months of 2002. Capital expenditures during the six months of 2003 on property, plant and equipment was $4,647 of which $4,351 related to Sao Bento Capex and $1,414 on mineral properties and deferred development of which $1,335 related to the Kisladag Project and $136 of others.

Management Discussion and Analysis
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Cash flow from financing activities

Financing activities were $3,161 in the six months of 2003 compared to $6,530 in the six months of 2002. Increase in cash during the six months of 2003 was from the exercise of employee stock options of $313 and warrants of $2,889 offset by $41 in additional share issue costs related to the December 23, 2002 financing.

Risk Factors

Gold Price Volatility

The profitability of the Company’s operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.

Impact of Hedging Activities

Hedging activities are intended to protect the Company from the fluctuations of the price of gold and to minimise the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Currently the Company has no gold hedges.

Reserve and Resource Estimates

The proven and probable reserve figures set forth by the Company are estimates, and there is no certainty that the indicated levels of gold production will be realized. Reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, production costs or recovery rates. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Certain reserve and resource estimates were made before NI 43-101 came into force and may vary materially from estimates made in accordance with NI 43-101.

Production Estimates

Estimates of future production for the São Bento Mine and for the Company as a whole are derived from the Company’s five-year mining plans. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed previously, actual ore mined varying from estimates in grade and metallurgical and other characteristics, mining dilution, pit wall failures or cave-ins, strikes and other actions by labour at unionized locations, restrictions imposed by government agencies and other factors. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by Company personnel and/or outside consultants) but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

Risk of Sovereign Investments

Virtually all of the Company’s activities and investments are located in foreign countries. The Company’s material foreign investments include operations in Brazil and exploration and development projects in Brazil and Turkey.

These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations. Although the Company is not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

In the countries where the Company has operations or conducts exploration activities, the mineral rights or certain portions of such rights are owned by the relevant governments. Such governments have entered into contracts with the Company and its subsidiaries, or granted permits or concessions that enable them to conduct operations or development and exploration activities on such lands. Notwithstanding such arrangements, the Company’s ability to conduct its operations or development and exploration activities on such lands is subject to changes in government policy over which the Company has no control. If such a change were to occur that affected the right of the Company or any of its subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of the Company’s operations.

Management Discussion and Analysis
2nd Quarter ended June 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Mining/Operations Risks

The business of gold mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and gold recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions and bullion losses. Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability.